UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

BELDEN CDT INC.
(Name of Applicant)
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

4.00% Convertible Subordinated Debentures due 2023	Up to $110,000,000 aggregate principal amount
Approximate date of proposed public offering:
As soon as practicable after the effective date of this Application for Qualification.

Kevin L. Bloomfield, Esq.
Vice President, Secretary and General Counsel
Belden CDT Inc.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(314) 854-8000
(Name and Address of Agent for Service)
Copies to:

Andrew E. Nagel, Esq.
Christian O. Nagler, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800
     The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

i

GENERAL
1. General Information.
(a)	Form of organization. Belden CDT Inc. (the “Company”) is a corporation.

(b)	State or other sovereign power under the laws of which organized. The Company was organized under the laws of the State of Delaware.
2. Securities Act Exemption Applicable.
     Pursuant to the terms and subject to the conditions set forth in the Company’s offering circular dated March 5, 2007 (as may be amended or supplemented from time to time, the “Offering Circular”) and the related letter of transmittal, the Company is offering to exchange (the “Exchange Offer”) $1,000 principal amount of its new 4.00% Convertible Subordinated Debentures due 2023 (the “New Debentures”) and a cash exchange fee of $2.50 (the “Exchange Fee”) for each $1,000 principal amount of its currently outstanding 4.00% Convertible Subordinated Debentures due 2023 (the “Old Debentures”) validly tendered and accepted.
     If the Exchange Offer is completed, the New Debentures will be issued under and governed by the indenture (the “Indenture”) to be qualified by this Application for Qualification on Form T-3 (this “Application”). For more detailed information regarding the Indenture, please see Item 8 of this Application.
     No tenders of Old Debentures will be accepted before the effective date of this Application.
     The Exchange Offer is being made by the Company in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof, based on the following facts:
•	The New Debentures are proposed to be offered for exchange by the Company with its existing security holders exclusively and solely for the Old Debentures of the Company.

•	No sales of securities of the same class as the New Debentures have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed.

•	The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

•	The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged Global Bondholder Services Corporation as the exchange agent and the information agent and UBS Securities LLC as the financial advisor, all of whom will receive reasonable and customary fees for their services. None of the fee arrangements are conditioned on the success of the Exchange Offer, and none of such persons are authorized to solicit the exchange of Old Debentures in the Exchange Offer or to make recommendations as to acceptance or rejection of the Exchange Offer. The financial advisor, the information agent and the exchange agent will provide to holders of the Old Debentures only information contained in the Offering Circular and related documents and general information regarding the mechanics of the exchange process. The exchange agent will provide the actual acceptance and exchange services with respect to the exchange of Old Debentures for New Debentures. The Company will also make customary payments in respect of accounting, legal, printing and related fees and expenses, and payment of the Exchange Fee to exchanging holders.
•	No holder of the Outstanding Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable taxes in accordance with the terms of the Exchange Offer or, if such holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, any applicable brokerage fees or commissions.
AFFILIATIONS
3. Affiliates.
     For purposes of this Application only, the directors and officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons in relation to the Company.
     The following is a list of all wholly owned direct and indirect subsidiaries of the Company, all of which are considered affiliate companies, as of the date of this Application:

	Ownership Interest	Jurisdiction of
	(Direct or Indirect)	Incorporation/
Subsidiaries of Belden CDT Inc.	of the Company	Organization
Belden Inc.	100%	Delaware
Belden Wire & Cable Company	100%	Delaware
Belden Communications Holding, Inc.	100%	Delaware
Belden Insurance Company	100%	Vermont
Belden Holdings, Inc.	100%	Delaware
Belden Technologies, Inc.	100%	Delaware
Belden CDT International, Inc.	100%	Delaware
Belden Electronics S.a.r.l.	100%	France
Belden UK Limited	100%	United Kingdom
Belden CDT (Canada) Inc.	100%	Canada
Belden Electronics S.A. de C.V.	100%	Mexico
Belden Brasil Commercial Ltda.	100%	Brazil
Belden Electronics Argentina S.A.	100%	Argentina
Belden Foreign Sales Corporations	100%	Barbados
Belden Superannuation Pty Ltd.	100%	Australia
Belden Australia Pty Ltd.	100%	Australia
Belden Wire & Cable Trading (Shanghai) Co. Ltd.	100%	China
Belden (UK) Finco Limited Partnership	100%	United Kingdom
Belden (Canada) Finco Limited Partnership	100%	Canada
Belden International Holdings B.V.	100%	Netherlands
Belden Europe B.V.	100%	Netherlands
Belden Wire & Cable B.V.	100%	Netherlands

	Ownership Interest	Jurisdiction of
	(Direct or Indirect)	Incorporation/
Subsidiaries of Belden CDT Inc.	of the Company	Organization
Belden CDT European Shared Services	100%	Netherlands
Belden Dunakabel Kft	100%	Hungary
Belden Electronics GmbH	100%	Germany
Belden Deutschland GmbH	100%	Germany
Belden Europe B.V. & Belden Wire & Cable B.V. Finance Gbr	100%	Germany
Belden-EIW GmbH & Co KG	100%	Germany
Red Hawk/CDT, Inc.	100%	Delaware
Boselan	100%	United Kingdom
Belden CDT Networking Inc.	100%	Washington
CDT International Holdings Inc.	100%	Delaware
Nordx/CDT Corp.	100%	Delaware
Thermax/CDT, Inc.	100%	Delaware
Dearborn/CDT Corp.	100%	Delaware
A.W. Industries	100%	Florida
Nordx/CDT Inc.	100%	Canada
Noslo Ltd.	100%	United Kingdom
CDT Asia Pacific PTE LTD	100%	Singapore
Belden Asia (Hong Kong) Limited	100%	Hong Kong
Nordx/CDT Australia Pty Ltd.	100%	Australia
Nordx/CDT Do Brazil Ltda.	100%	Brazil
CDTCO Ltd.	100%	Bermuda
Nordx/CDT — IP Corp.	100%	Delaware
Tennecast CDT, Inc.	100%	Ohio
X-Mark/CDT, Inc.	100%	Pennsylvania
Wire Group International Ltd.	100%	United Kingdom
Raydex/CDT Ltd.	100%	United Kingdom
Nordx Ltd.	100%	United Kingdom
Anglo American Cables Ltd.	100%	United Kingdom
CDT (CZ) SRO	100%	Czech Republic
CDT/Nordic Holding AB	100%	Sweden
ITC/CDT Industria Tecnica Cavi S.R.L.	100%	Italy
Cekan/CDT A/S	100%	Denmark
Cable Design Technologies (Deutschland) GmbH	100%	Germany
Belden CDT Orebro AB	100%	Sweden
Kabelovna Decin Poldmodly AS	100%	Czech Republic
CDT Kabeltechnik Berlin GmbH	100%	Germany
HEW-Kabel Heinz Eilentropp Verwaltungs GmbH	100%	Germany
HEW GmbH & Co KG	100%	Germany
HEW-Kabel/CDT/Skandinaviska AB	100%	Sweden
Belden de Sonora S.A. de C.V.	100%	Mexico
Belden India Private Limited	100%	India
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
     The names of all directors and executive officers of the Company as of the date of this Application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Belden CDT Inc., 7701 Forsyth Boulevard, Suite 800, St. Louis, Missouri 63105; telephone number (314) 854-8000.

Name	Office
John S. Stroup	President, Chief Executive Officer and Director
Gray G. Benoist	Vice President, Finance and Chief Financial Officer
Kevin L. Bloomfield	Vice President, Secretary and General Counsel
Robert Canny	Vice President, Operations and President, Specialty Products
Stephen H. Johnson	Treasurer
Naresh Kumra	Vice President, Operations and President, Asia-Pacific Operations
John S. Norman	Controller and Chief Accounting Officer
Louis Pace	Vice President, Business Development
D. Larrie Rose	Vice President, Operations and President, European Operations
Peter F. Sheehan	Vice President, Operations and President, Belden Americas
Cathy O. Staples	Vice President, Human Resources
Bryan C. Cressey	Chairman of the Board
David Aldrich	Director
Lorne D. Bain	Director
Lance C. Balk	Director
Michael F.O. Harris	Director
Glenn Kalnasy	Director
John M. Monter	Director
Bernard G. Rethore	Director
5. Principal Owners of Voting Securities.
     Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of the date of this Application:

				Percentage of Voting
Name and Mailing Address	Title of Class	Amount Owned		Securities Owned
FMR Corp.	Common Stock,	5,190,393	(1)	11.780%
82 Devonshire Street Boston, Massachusetts 02109	$0.01 Par Value

Edward C. Johnson 3d	Common Stock,	5,186,993	(2)	11.772%
c/o FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	$0.01 Par Value

Fidelity Management & Research Company	Common Stock,	4,900,253	(3)	11.121%
82 Devonshire Street Boston, Massachusetts 02109	$0.01 Par Value

(1)	Includes (1) 4,900,253 shares, or 11.121%, held by Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp.; (2) 67,000 shares, or 0.152%, held by Pyramis Global Advisors, LLC, 53 State Street, Boston, Massachusetts 02109, an indirect wholly owned subsidiary of FMR Corp.; (3) 219,740 shares, or 0.499%, held by Pyramis Global Advisors Trust Company, 53 State Street, Boston, Massachusetts 02109, an indirect wholly owned subsidiary of FMR Corp.; and (4) 3,400 shares or 0.008%, held by Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. FMR Corp. has sole voting power over 834,780 shares and sole dispositive power over 5,190,393 shares. As reported in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007, by FMR Corp., reporting ownership as of December 31, 2006.

(2)	Edward C. Johnson 3d is Chairman of FMR Corp. Includes (1) 4,900,253 shares, or 11.121%, held by Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp.; (2) 67,000 shares, or 0.152%, held by Pyramis Global Advisors, LLC, 53 State Street, Boston, Massachusetts 02109, an indirect wholly owned subsidiary of FMR Corp.; and (3) 219,740 shares, or 0.499%, held by Pyramis Global Advisors Trust Company, 53 State Street, Boston, Massachusetts 02109, an indirect wholly owned subsidiary of FMR Corp. Members of Mr. Johnson’s family are the predominant holders, directly or through trusts, of 49% of the voting power of FMR Corp. As reported in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007, by FMR Corp., reporting ownership as of December 31, 2006.

(3)	The amount shown represents shares owned by investment advisory clients of Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. Fidelity Management & Research Company votes shares owned directly by such clients in accordance with written guidelines established by their respective boards of trustees. As reported in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007, by FMR Corp., reporting ownership as of December 31, 2006.
UNDERWRITERS
6. Underwriters.
     (a) No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application.
     (b) No person is acting as a principal underwriter of the New Debentures proposed to be offered in the Exchange Offer.
CAPITAL SECURITIES
7. Capitalization.
     (a) The following table sets forth information with respect to each authorized class of securities of the Company as of February 22, 2007:

Title of Class	Amount Authorized		Amount Outstanding
Common Stock, par value $0.01	200,000,000	shares	44,609,213	shares
Preferred Stock, par value $0.01	2,000,000	shares	0
4.00% Convertible Subordinated Debentures due 2023	$110,000,000		$110,000,000
     (b) The holders of common stock are entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of the stockholders. Holders of common stock do not have cumulative voting rights.

INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     The New Debentures will be issued under the Indenture between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed. The description makes use of a number of terms defined in the Indenture and is qualified in its entirety by express reference to the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein.
     (a) Events of Default; Withholding of Notice.
     Each of the following constitutes an “Event of Default” under the Indenture:
(1)	The Company defaults in the payment of interest on any New Debenture that continues for 30 days or more after such payment is due, whether or not prohibited by the subordination provisions of the Indenture;

(2)	The Company defaults in the payment of the principal of any New Debenture or the redemption price, the purchase price or the change in control purchase price in respect of any New Debenture when due whether or not prohibited by the subordination provisions of the Indenture;

(3)	The Company fails to comply with any of its other covenants or agreements in the Indenture that continues for 90 days after written notice to us by the Trustee or the holders of at least 25% in aggregate principal amount of outstanding New Debentures;

(4)	The Company defaults in the payment when due, including any applicable grace period, in respect of indebtedness for borrowed money, which payment is in an amount in excess of $20,000,000;

(5)	The Company defaults in respect of any indebtedness for borrowed money, which default results in acceleration of any such indebtedness which is in an amount in excess of $20,000,000; and

(6)	Certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its significant subsidiaries.
     A default under clause (3) above is not an Event of Default until the Trustee notifies the Company, or the holders of at least 25% in aggregate principal amount of outstanding New Debentures notify the Company and the Trustee, of the default and the Company does not cure such default (and such default is not waived) within the time specified in clause (3) above after actual receipt of such notice. Any such notice must specify the default, demand that it be remedied and state that such notice is a “Notice of Default.”
     The Company shall deliver to the Trustee, within 30 days after it becomes aware of the occurrence thereof, written notice of any default, its status and what action the Company is taking or proposes to take with respect thereto.
     If an Event of Default shall occur and be continuing and if it is known to the Trustee, the Trustee is required to mail to each holder of the New Debentures a notice of the Event of Default within 90 days after such default occurs. Except in the case of a default in payment of the principal, redemption price, purchase price or change in control purchase price of, or accrued interest on, any New Debenture, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the holders of the New Debentures.
     (b) Authentication and Delivery of New Debentures; Use of Proceeds.
     Two officers shall sign the New Debentures on behalf of the Company by manual or facsimile signature. The Company’s seal shall be reproduced on the New Debentures.
     If an officer whose signature is on a New Debenture no longer holds that office at the time the New Debenture is authenticated, the New Debenture shall nevertheless be valid.
     A New Debenture shall not be valid until authenticated by the manual signature of the Trustee. The Trustee’s signature shall be conclusive evidence that the New Debenture has been authenticated under the Indenture.
     The Trustee shall authenticate and make available for delivery New Debentures for original issue in an aggregate principal amount of up to $110,000,000 in exchange for equivalent principal amounts of Old Debentures upon a Company order without any further action by the Company. The aggregate principal amount of the New Debentures outstanding at any time may not exceed the amount set forth in the foregoing sentence.
     The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Debentures. An authenticating agent may authenticate New Debentures whenever the Trustee may do so, other than upon original issuance or upon issuance of replacement securities. An authenticating agent has the same rights as an agent to deal with the Company or an affiliate.
     The New Debentures shall be issuable only in registered form without coupons and only in denominations of $1,000 and any integral multiple thereof.
     There will be no proceeds from the issuance of the New Debentures because the New Debentures are being issued in exchange for the Old Debentures.
     (c) Release and Substitution of Property Subject to the Lien of the Indenture.
     The New Debentures are unsecured obligations of the Company. As such, the New Debentures are not secured by any lien on any property.
     (d) Satisfaction and Discharge.
     The Company may satisfy and discharge its obligations under the Indenture by delivering to the Trustee for cancellation all outstanding New Debentures or by depositing with the Trustee, the paying agent or the conversion agent, as applicable, when the New Debentures have become due and payable, whether at stated maturity, on any redemption date, purchase date or change in control purchase date, upon conversion or otherwise, cash and/or shares of common stock (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding New Debentures and all other sums payable under the Indenture by the Company.

     (e) Evidence of Compliance with Conditions and Covenants.
     The Company is required to furnish the Trustee annually with a certificate as to its compliance with the conditions and covenants provided for in the Indenture.
9. Other Obligors.
     None.
     Contents of application for qualification. This application for qualification comprises:
(a)	Pages numbered one to ten, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, Trustee under the Indenture to be qualified (filed herewith as Exhibit T3G).

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005).

Exhibit T3B	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Current Report on Form 8-K filed on December 6, 2005).

Exhibit T3C*	Form of Indenture to be entered into between the Company and U.S. Bank National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Circular, dated March 5, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Issuer Tender Offer Statement on Schedule TO filed on March 5, 2007).

Exhibit T3E-2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Issuer Tender Offer Statement on Schedule TO filed on March 5, 2007).

Exhibit T3E-3	Press Release, issued March 5, 2007 (incorporated by reference to Exhibit (a)(5) to the Company’s Issuer Tender Offer Statement on Schedule TO filed on March 5, 2007).

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Belden CDT Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Louis, and State of Missouri, on the 5th day of March, 2007.

(Seal)		Belden CDT Inc.

Attest:	/s/ Christopher E. Allen	By:	/s/ Stephen H. Johnson

	Name: Christopher E. Allen		Name: Stephen H. Johnson
	Title: Assistant Secretary		Title: Treasurer

INDEX TO EXHIBITS

Exhibit T3A	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005).

Exhibit T3B	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Current Report on Form 8-K filed on December 6, 2005).

Exhibit T3C*	Form of Indenture to be entered into between the Company and U.S. Bank National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Circular, dated March 5, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Issuer Tender Offer Statement on Schedule TO filed on March 5, 2007).

Exhibit T3E-2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Issuer Tender Offer Statement on Schedule TO filed on March 5, 2007).

Exhibit T3E-3	Press Release, issued March 5, 2007 (incorporated by reference to Exhibit (a)(5) to the Company’s Issuer Tender Offer Statement on Schedule TO filed on March 5, 2007).

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.